

August 25, 2011

<u>Via Facsimile</u>
Kim Law
Principal Financial Officer and Accounting Officer
E-Debit Global Corporation
#12, 3620 – 29th St. NE
Calgary, Alberta, Canada T1Y 5Z8

  Re: E-Debit Global Corporation
    Item 4.01 Form 8-K
    Filed August 24, 2011
    File No. 0-32051

Dear Mr. Law:

  We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please amend your Form 8-K to state whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, if you have such a committee; or the board of directors, if you have no such committee.

  As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3437 if you have questions.

Sincerely,

/s/ Michael C. Volley

Michael C. Volley
Staff Accountant